September 30, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yodlee, Inc.
Filed on Form S-1
Registration No. 333-197116

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 22, 2014 and the date hereof approximately 5,558 copies of the Preliminary Prospectus dated September 22, 2014 were distributed to prospective underwriters, institutional investors, prospective dealers, individuals, rating agencies and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. EDT on October 2, 2014, or as soon thereafter as practicable.

[Signature page follows.]

Very truly yours,

GOLDMAN, SACHS & CO. CREDIT SUISSE SECURITIES (USA) LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representatives of the Prospective Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Name: Adam Greene
Title: Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Kristin DeClark
Name: Kristin DeClark
Title: Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

[Signature Page to Underwriter’s Acceleration Request Letter]